June 27, 2014

Via EDGAR

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed April 30, 2014

File No. 000-21743

Dear Mr. Krikorian:

Set forth below is the response of NeoMedia Technologies, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2014, with respect to the review of the Company’s Form 10-Q for the quarterly period ended March 31, 2014 as filed with the Commission on April 30, 2014 as well as the review of Company letters dated April 11, 2014, February 19, 2014, and December 19, 2013 in connection with the Form 10-K for the fiscal year ended December 31, 2013 filed with the Commission on March 17, 2014, Form 10-Q for the quarterly period ended September 30, 2013 filed with the Commission on October 28, 2013, and Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on April 5, 2013. All forms have been filed under Commission File No. 000-21743.

The response also provides additional clarification and information in regards to the Company’s conference call with the Staff on June 16 and 18, 2014.

As further described below, the Company believes that it has reasonably concluded that the change in fair value methodology represents a change in accounting estimate. The change in methodology represents an attempt by the Company to deploy a more sophisticated reporting technique with modified assumptions based on the use of the most current and best information available. The new information considered by the Company was described in more detail in the letter to the Staff dated May 14, 2014. The change in accounting estimate was primarily due to modified assumptions used in the valuation model based on the Company’s consideration of the new information. The Company does not believe the change represents a correction of an error associated with a prior omission of data or misuse of facts. The Company believes it has historically properly considered the relevant available data and used the facts to construct a model that represents a potential outcome from the conversion of debentures. As new information was gathered and assessed by the Company during the first quarter of 2014, the Company’s assumptions related to the data and facts changed resulting in the change in estimate. The Company looks forward to resolving the matter with the Staff.

For your convenience, the responses are prefaced by the text of the Staff’s comments in bold.

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Form 10-Q for the Quarterly Period Ended March 31, 2014

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Change in Estimates, page 6

1.            Comment: We note your response to prior comment 1 and do not agree with your characterization of the modifications in the valuation technique as a change in accounting estimate. Please amend your previously issued financial statements to present the modifications in the valuation technique as a correction of an error. We refer you to ASC 250-10-45-22 to 45-27. In addition, you should file an Item 4.02 Form 8-K since it appears as though the previously issued financial statements may no longer be relied upon because of the error correction. If you disagree, please tell us in greater detail the basis for your position.

Response: The Company understands that Staff believes the modifications of the valuation technique is not a change in accounting estimate based on a conclusion that the change is the result of a prior omission of data and/or misuse of facts. The Company believes that the prior valuation methodology did not omit data or misuse facts but rather reflected different assumptions about the data and facts. The primary assumption that changed between the December 31, 2013 valuation model and the March 31, 2014 valuation model relates to the assumption regarding the potential dilutive effect of the debenture conversions. For the December 31, 2013 valuation model, the Company assumed that over a period of time that holders of the debentures could convert the debentures to common stock and then immediately sell those shares without being meaningfully impacted by dilution or affected by the Company’s market capitalization. This assumption, if correct, would indicate that the enhanced fair value of the debentures could generate a significant return to the holders. For example at December 31, 2013 on a post reverse-split basis, the conversion rate of the debentures was between $0.0027 and $0.0029 and the market price of the Company common stock was $0.021. Assuming a holder could exercise the debenture and sell the related common stock without being impacted by dilution, then debenture holders could receive a premium of approximately 650% above the face and accrued interest value of the debentures through the conversion assumption.

For the March 31, 2014 valuation model, the Company modified its assumptions to estimate that debenture holders would be impacted by the dilutive effect of converting debentures to common shares and selling those shares. The Company additionally considered the value of the enhanced conversion feature to the Company market capitalization based on the assumption that converting debenture holders would not be able to immediately sell the common shares received upon conversion and therefore would be shareholders of the Company’s common stock. As described in more detail in the May 14, 2014 letter to the Staff, the Company decided to change the assumption due to, among other things, a) indications from holders that larger quantities of debentures would convert to common stock through the sale of large blocks of common stock as soon as our authorized share amount was increased to support conversions, b) discussions and recommendations from a new third-party valuation firm used by the Company, and c) initial comments and inquiries from the Staff. Based on this new information and reassessment, the Company elected to change its assumptions regarding the dilutive impact on the securities from conversions. The Company does not believe the change occurred because the Company previously omitted data or misused facts but rather the assumptions regarding the data and facts changed based on new information, assessments, and the Company’s efforts to deploy more sophisticated valuation techniques.

In regards to the magnitude of the change in estimated fair value due to the modified valuation methodology, the Company notes that the FASB ASC Topic 250-10-45-17, Accounting Changes and Error Corrections, does not appear to consider the magnitude of a change in determining whether it would be characterized as a change in estimate or correction of an error. Based on the nature of the change as described above, the Company concluded that the modified valuation methodology represented a change in accounting estimate.

The key assumptions used for the March 31, 2014 and December 31, 2013 reporting were as follows (per share dollar amounts are unadjusted for the 1 for 15 reverse split that occurred during the three months ended June 30, 2014):

	March 31, 2014	December 31, 2013	Comments/Assumptions for Determination of Fair Value

Fair value of principal and interest key assumptions:

Face value of principal	$41,016,983	$41,016,983	Per the debenture agreements
Remaining term (years)	1.34	1.59	Per the debenture agreements
Effective interest rate	13.0%	13.0%	Based on yield analysis of CCC rated corporate debt
Coupon rate	As stated	As stated	Per the debenture agreements
Accrued interest	$2,451,488	$1,794,346	Calculated based on debenture agreement coupon rates
Present value of principal and interest	$34,837,342	$33,789,005	Present value using discount rate, period, and principal future value per above

Fair value of embedded conversion feature (“ECF”) key assumptions:

Conversion rate	$0.00018-$0.00019	$0.00018-$0.00019	Per the debenture agreements, based on 90% or 95% of lowest volume weighted-average price during the prior 125 trading days
Volatility	187%	205%	Per historical stock volatility
Stock dilution upon issuance of new shares	Yes	No	Primary methodology change. Assumes stock price declines following issuance of additional shares upon conversion
Per share ECF value	$0.000006	$0.000947	Based on Flexible Monte Carlo technique
Indexed shares	237,608,003,293	234,287,861,850	Calculated as present value of principal and interest divided by weighted average conversion rate
Fair value, ECF	$1,506,396	$221,868,086	Equal to per share ECF value times indexed shares

Additional detail for the key assumptions (as reflected above) are below. We have provided the detailed assumptions and Monte Carlo inputs for the period ended December 31, 2013 and March 31, 2014 respectively.

NeoMedia Technologies, Inc.

As of December 31, 2013

Fair Value Summary Calculation	YA Debentures	Non-YA Debentures	Total	Comments/Assumptions for Determination of Fair Value
Maturity date of debentures:	8/1/2015	8/1/2015		Per debenture agreements
Period from 12/31/2013 to Maturity (years):	1.59	1.59		Calculation per maturity date
Discount rate:	13.00%	13.00%		Based on average yields of debt securities rated by S&P as CCC, as reported in Capital IQ.
Debenture interest rate:	0% or 9.5%	9.50%		Per debenture agreements. Certain YA debentures are non-interest bearing
Total principal as of 12/31/2013	$34,211,654	$6,805,329		Per debenture agreements. Due 8/1/2015
Total interest as of 12/31/2013	$1,057,633	$736,713	$1,794,346	Calculation per debenture agreements
Present value of principal as of 12/31/2013	$28,182,905.35	$5,606,100	$33,789,005	Present value using discount rate, period, and principal future value per above

Embedded Derivative Value
Fair value determination basis - P+I	$35,269,287	$7,542,042		Debenture principal plus interest as of 12/31/2013
Weighted conversion price	$0.000183	$0.000180		Lowest volume-weighted average price over trailing 125 days from 3/31/2014, including applied discount of 90% or 95%
Shares indexed to debt	192,394,516,605	41,893,345,245		Basis for fair value determination divided by weighted average
Value per Flexible Monte Carlo technique	$0.00094677	$0.00094800		Based on Flexible Monte Carlo technique
Fair value of Embedded Derivative	$182,153,195	$39,714,891	$221,868,086	Shares indexed to debt time Flexible Monte Carlo value

Total Debentures payable - carried at fair value			$257,451,437	Present value of P+I, plus fair value of embedded derivative

“YA” - YA Global Investments, L.P.

“P+I” - Principal plus interest

Flexible Monte Carlo Inputs	YA Debentures Non-Interest Bearing	YA Debentures Interest Bearing	Non-YA Debentures

125 day lookback conversion price discount	95%	90%	90%
125 day lowest volume-weighted average price	$0.00020	$0.00020	$0.00020
Conversion price	$0.000190	$0.000180	$0.000180
Approximate volatility	205%	205%	205%
Risk-adjusted yields	13.00%	13.00%	13.00%
Estimated exercise behaviors (conversion consideration as % of conversion price):
25% conversion probability	134%	134%	134%
50% conversion probability	161%	161%	161%
75% conversion probability	188%	188%	188%
12/31/2013 Principal balance	$12,127,209	$22,084,445	$6,805,329
12/31/2013 Accrued interest balance	$-	$1,057,633	$736,713
Value per Flexible Monte Carlo technique	$0.00092700	$0.00094800	$0.00094800

NeoMedia Technologies, Inc.

As of March 31, 2014

Fair Value Summary Calculation	YA Debentures	Non-YA Debentures	Total	Comments/Assumptions for Determination of Fair Value
Maturity date of debentures:	8/1/2015	8/1/2015		Per debenture agreements
Period from 3/31/2014 to Maturity (years):	1.34	1.34		Calculation per maturity date
Discount rate:	13.00%	13.00%		Based on average yields of debt securities rated by S&P as CCC, as reported in Capital IQ.
Debenture interest rate:	0% or 9.5%	9.50%		Per debenture agreements. Certain YA debentures are non-interest bearing
Total principal as of 3/31/2014	$34,211,654	$6,805,329		Per debenture agreements. Due 8/1/2015
Total interest as of 3/31/2014	$1,574,954	$876,535	$2,451,488	Calculation per debenture agreements
Present value of principal as of 3/31/2014	$29,057,307.75	$5,780,034	$34,837,342	Present value using discount rate, period, and principal future value per above

Embedded Derivative Value
Fair value determination basis - P+I	$35,786,608	$7,681,864		Debenture principal plus interest as of 3/31/2014
Weighted conversion price	$0.000183	$0.000181		Lowest volume-weighted average price over trailing 125 days from 3/31/2014, including applied discount of 90% or 95%
Shares indexed to debt	195,268,519,722	42,339,483,571		Basis for fair value determination divided by weighted average
Value per Flexible Monte Carlo technique	$0.00000634	$0.00000633		Based on Flexible Monte Carlo technique
Fair value of Embedded Derivative	$1,238,294	$268,103	$1,506,396	Shares indexed to debt time Flexible Monte Carlo value

Total Debentures payable - carried at fair value			$38,795,226	Present value of P+I, plus fair value of embedded derivative

“YA” - YA Global Investments, L.P.

“P+I” - Principal plus interest

Flexible Monte Carlo Inputs	YA Debentures Non-Interest Bearing	YA Debentures Interest Bearing	Non-YA Debentures

125 day lookback conversion price discount	95%	90%	90%
125 day lowest volume-weighted average price	$0.00020	$0.00020	$0.00020
Conversion price	$0.000190	$0.000180	$0.000180
Approximate volatility	187%	187%	187%
Risk-adjusted yields	13.00%	13.00%	13.00%
Estimated exercise behaviors (conversion consideration as % of conversion price):
25% conversion probability	129%	135%	135%
50% conversion probability	155%	162%	162%
75% conversion probability	181%	189%	189%
3/31/2014 Principal balance	$12,127,209.00	$22,084,445.00	$6,805,329
3/31/2014 Accrued interest balance	$-	$1,574,954	$876,535
Value per Flexible Monte Carlo technique	$0.00027765	$0.00028638	$0.00028638

We would also like to remind Staff, as discussed in prior letters and on our call, we have always used third party valuation firms in the preparation of our fair value models. We do not have the expertise in house and thus rely on our consultants to provide domain expertise, while obviously providing our input into the assumptions. Through Q3-2013, we had engaged with LSC Group out of Florida. Prior to our 10-K, they notified us that they had shut down their business due to the retirements of one of the partners. As such, the firm has been unable to assist us in the response per Q3-2013. Our new firm, Intrinsic, based in Denver, has been our valuation firm since the 2013 10-K and we have worked with them on the changes outlined above to improve the overall sophistication of our approach for both the 10-K and the Q1 10-Q.

Thus, when considering our accounting estimates or change in accounting estimate, we believed the valuation for the financial derivatives was not unreasonable given the circumstances.

Item 4: Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 21

Comment: We reissue prior comment 3 from our letter dated May 2, 2014.

Response: The Company requests the Staff reconsider the need to modify the Company conclusions regarding the disclosure controls and procedures based on the above responses.

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In addition, we acknowledge that we are fully responsible for the accuracy and adequacy of the disclosures made.  We formally acknowledge that:

•	The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any comments or questions that you may have regarding the foregoing at (303) 546-7946.

Sincerely,

NeoMedia Technologies, Inc.

By:	/s/ Barry Baer
Barry Baer
Chief Financial Officer, Principal Financial and Accounting Officer

cc:	Morgan Youngwood, Securities and Exchange Commission

Laura Marriott, CEO, NeoMedia Technologies, Inc.

Clayton Parker, K&L Gates LLP

Josh Harrison, Intrinsic

Ed Schenkein, StarkSchenkein